SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(a) – Schedules of Delinquent Participant Contributions For Year Ended December 31, 2012	25
Schedule H, Line 4(i) – Schedules of Assets (Held at End of Year) as of December 31, 2012	26

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan

We have audited each of the accompanying statements of net assets available for benefits of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for each of the Plans for the year ended December 31, 2012. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan at December 31, 2012 and 2011, and the changes in their net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements for each of the Plans taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to auditing procedures applied in our audits of the financial statements for each of the Plans, and in our opinion, are fairly stated in all material respects in relation to the financial statements for each of the Plans taken as a whole.

Dallas, Texas                                                                                                           /s/ Ernst & Young LLP
June 20, 2013

Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31, 2012		December 31, 2011
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Assets
Investment in AT&T Savings Plan Master Trust, at fair value (Note 4)	$25,935,383	$57,544	$22,461,877	$47,643

Receivables:
Notes receivable from participants	621,890	6,210	562,804	5,153
Employer contribution receivable	2,205	64	1,637	50
Participant contribution receivable	3,478	94	2,500	68
Net assets reflecting investments at fair value	26,562,956	63,912	23,028,818	52,914

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(398,763)	(799)	(307,789)	(648)

Net Assets Available for Benefits	$26,164,193	$63,113	$22,721,029	$52,266

See Notes to Financial Statements.

Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2012
(Dollars in Thousands)

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits, December 31, 2011	$22,721,029	$52,266

Additions to Net Assets
Contributions:
Participant contributions	1,021,017	4,204
Employer contributions	480,080	2,799

Investment Income:
Net income from investment in AT&T Savings Plan Master Trust	2,728,612	5,727

Interest income on notes receivable from participants	23,830	233

Total Additions	4,253,539	12,963

Deductions from Net Assets
Administrative Expenses	13,267	174
Distributions	1,627,190	2,909

Total Deductions	1,640,457	3,083

Net increase before transfers	2,613,082	9,880

Net transfers to/from affiliated plans (Note 1)	830,082	967

Net Assets Available for Benefits, December 31, 2012	$26,164,193	$63,113

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTIONS

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Retirement Saving Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Retirement Savings Plan (ARSP) was originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T.

The AT&T Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by CCPR Inc. to provide a convenient way for eligible employees of its Puerto Rico subsidiary, CCPR Services Inc., and certain affiliates, to save on a regular and long-term basis. The ARSP-PR became sponsored by AT&T Inc. effective December 31, 2008.

In June 2012, as a result of the sale of AT&T’s Advertising Solutions and Interactive businesses, $328,180 of participant accounts and balances were transferred from the ARSP to a successor plan sponsored by the acquirer.

Effective December 21, 2012, the AT&T Long Term Savings and Security Plan was merged into the ARSP and the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan merged into the ARSP-PR. As a result of this merger, assets of $1,157,535 were transferred to the ARSP and $967 to the ARSP-PR, in accordance with the merger agreement. Also on December 21, 2012, certain participants in the AT&T Savings and Security Plan have become eligible to participate in the ARSP and therefore the account balances of these participants have been transferred in accordance with the merger agreement.

The Plans participate in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York (BNY) Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. With respect to the ARSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and Oriental Financial Group serves as trustee of the associated trust known as the AT&T Puerto Rico Retirement Savings Plan Trust.

During 2012, participants could invest their contributions in one or more of 11 funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Fidelity BrokerageLink®**
• Total U.S. Stock Market Index Fund**
*   Investment fund option of the Group Trust.
** Investment fund option of the AT&T Master Trust.

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants’ contributions based on the provisions of the respective plan. For the ARSP, some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions for the ARSP and all Company matching contributions for the ARSP-PR are made solely in the form of shares of AT&T’s common stock. Matching contributions made in stock into the ARSP are held in an Employee Stock Ownership Plan (ESOP), which beginning August 1, 2012 is part of the AT&T Shares Fund, within the AT&T Master Trust. Matching contributions made in stock into the ARSP-PR are held in a separate stock bonus portion of the ARSP-PR. Vested Company contributions made to the Plans can be immediately diversified into any of the fund options above. Except for the directed portion of the company match in the ARSP, unvested balances must remain in the AT&T Shares Fund until the participant becomes vested and are thus considered non-participant directed investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Non-participant directed balances are listed below:

	December 31,
	2012	2011
AT&T Retirement Savings Plan	$80,378	$60,908
AT&T Puerto Rico Retirement Savings Plan	$309	$375

Dividends on AT&T shares held in the ARSP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution (or pass-through) at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2012, participants in the ARSP elected to receive $38,233 in dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits. Dividends on AT&T shares held in the ARSP-PR are reinvested in the AT&T Shares Fund on a quarterly basis.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by the participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees  Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or AT&T Master Trust, in accordance with administrative procedures established by the plan administrator.  Investment manager fees are charged through the investment funds.  Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements.  In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the associated cash flows of the investment based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

 In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurement, (ASC820), to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plans’ net assets available for benefits or their changes in net assets available for benefits.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

See Note 4 for fair value hierarchy for the Group Trust’s and AT&T Master Trust’s investments.

NOTE 4. INVESTMENTS

The Plans held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31, 2012 and 2011, and for the year ended December 31, 2012.

AT&T Savings Plan Master Trust Investments

AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the AT&T Master Trust on a daily basis based on each participant’s account balance within each investment fund option.

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2012	2011
AT&T Retirement Savings Plan	99.78%	99.79%
AT&T Puerto Rico Retirement Savings Plan	0.22%	0.21%
Total	100.00%	100.00%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plans’ percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2012 is disclosed below:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.950%	0.050%
Large Cap U.S. Stock Index Fund	99.780%	0.220%
Small and Mid-Sized U.S. Stock Index Fund	99.720%	0.280%
International Stock Index Fund	99.730%	0.270%
AT&T Shares Fund	99.810%	0.190%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.750%	0.250%
AT&T Age-Based Allocation 2005 Fund	99.960%	0.040%
AT&T Age-Based Allocation 2010 Fund	99.840%	0.160%
AT&T Age-Based Allocation 2015 Fund	99.920%	0.080%
AT&T Age-Based Allocation 2020 Fund	99.770%	0.230%
AT&T Age-Based Allocation 2025 Fund	99.840%	0.160%
AT&T Age-Based Allocation 2030 Fund	99.660%	0.340%
AT&T Age-Based Allocation 2035 Fund	99.330%	0.670%
AT&T Age-Based Allocation 2040 Fund	99.160%	0.840%
AT&T Age-Based Allocation 2045 Fund	98.990%	1.010%
AT&T Age-Based Allocation 2050 Fund	99.280%	0.720%
AT&T Age-Based Allocation 2055 Fund	99.690%	0.310%
Fidelity BrokerageLink®	100.000%	-

The Plans’ percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2011 is disclosed below:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.970%	0.030%
Large Cap U.S. Stock Index Fund	99.800%	0.200%
Small and Mid-Sized U.S. Stock Index Fund	99.720%	0.280%
International Stock Index Fund	99.750%	0.250%
AT&T Shares Fund	99.970%	0.030%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.770%	0.230%
AT&T Age-Based Allocation 2005 Fund	99.960%	0.040%
AT&T Age-Based Allocation 2010 Fund	99.860%	0.140%
AT&T Age-Based Allocation 2015 Fund	99.950%	0.050%
AT&T Age-Based Allocation 2020 Fund	99.760%	0.240%
AT&T Age-Based Allocation 2025 Fund	99.890%	0.110%
AT&T Age-Based Allocation 2030 Fund	99.670%	0.330%
AT&T Age-Based Allocation 2035 Fund	99.460%	0.540%
AT&T Age-Based Allocation 2040 Fund	99.130%	0.870%
AT&T Age-Based Allocation 2045 Fund	99.030%	0.970%
AT&T Age-Based Allocation 2050 Fund	99.310%	0.690%
Fidelity BrokerageLink®	100.000%	-

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The financial position of the AT&T Master Trust was as follows:

	December 31,
	2012	2011
Interest bearing cash	$6,248	$8,871
AT&T common stock	5,106,181	4,412,881
Common/collective trust funds	8,506,859	7,131,039
Short-term investments	12,730	9,731
Fidelity BrokerageLink:
Registered investment companies	1,014,659	917,646
Common stock	278,163	231,927
Corporate debt instruments	2,074	1,978
Government bonds	2,030	1,859
Interest bearing cash	180,901	172,369
Other	137	80
Investment in Group Trust	10,898,046	9,640,273
AT&T Master Trust investments, at fair value	$26,008,028	$22,528,654
Net other assets and liabilities	(15,101)	(19,134)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(399,562)	(308,437)
Net assets available for benefits	$25,593,365	$22,201,083

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Master Trust Investments and Total Investment Income for the year ended December 31, 2012:

2012
AT&T common stock	$507,690
Common/collective trust funds	1,371,255
Fidelity BrokerageLink:
Registered investment companies	147,137
Common stock	4,213
Corporate debt instruments	52
Government bonds	551
Interest bearing cash	105
Other	47
Investment in Group Trust	703,286
Total net appreciation in fair value of AT&T Master Trust Investments	$2,734,336

Investment interest income	$3

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as
	of December 31, 2012
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$6,248	$-	$-	$6,248
Blended equity and debt:
Asset allocation funds1	-	2,977,002	-	2,977,002
U.S. equity securities:
AT&T common stock	5,106,181	-	-	5,106,181
Total U.S. stock market index fund2	-	481,184	-	481,184
Large cap U.S. stock index fund3	-	2,780,397	-	2,780,397
Small and mid-sized U.S. stock index fund4	-	1,456,561	-	1,456,561
International equity securities:
International stock index fund5	-	811,715	-	811,715
Fidelity BrokerageLink:
Registered investment companies	1,014,659	-	-	1,014,659
Common stock	278,163	-	-	278,163
Corporate debt instruments	-	2,074	-	2,074
Government bonds	-	2,030	-	2,030
Interest bearing cash	180,901	-	-	180,901
Other	137	-	-	137
Short-term investments	12,730	-	-	12,730
Total assets at fair value	$6,599,019	$8,510,963	$-	$15,109,982

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$8,871	$-	$-	$8,871
Blended equity and debt:
Asset allocation funds1	-	2,214,731	-	2,214,731
U.S. equity securities:
AT&T common stock	4,412,881	-	-	4,412,881
Total U.S. stock market index fund2	-	402,161	-	402,161
Large cap U.S. stock index fund3	-	2,487,276	-	2,487,276
Small and mid-sized U.S. stock index fund4	-	1,286,627	-	1,286,627
International equity securities:
International stock index fund5	-	740,244	-	740,244
Fidelity BrokerageLink:
Registered investment companies	917,646	-	-	917,646
Common stock	231,927	-	-	231,927
Corporate debt instruments	-	1,978	-	1,978
Government bonds	-	1,859	-	1,859
Interest bearing cash	172,369	-	-	172,369
Other	80	-	-	80
Short-term investments	9,731	-	-	9,731
Total assets at fair value	$5,753,505	$7,134,876	$-	$12,888,381

1
This category includes 12 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

2
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 5000 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

3
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

5
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

Effective December 21, 2012, the plans participating in the AT&T Savings Master Trust (Master Trust) were merged into existing plans which participate in the AT&T Savings Plan Master Trust (AT&T Master Trust). All net assets of Master Trust have been transferred AT&T Master Trust in accordance with the merger agreement.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2012	2011
AT&T Master Trust	93.4%	86.7%
Master Trust	-%	6.1%
BellSouth Savings and Security Plan	6.6%	7.2%
Total	100.0%	100.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2012.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$2,690	$-	$2,690
Common/collective trust funds	-	562,518	190,234	-	752,752
103-12 investment entities	-	-	96,428	-	96,428
Equities - common stock	-	1,570,244	177,267	-	1,747,511
Equities - preferred stock	-	1	1,457	-	1,458
Registered investment companies	1,707,347	48,743	2,599	547	1,759,236
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	11,908	11,908
Corporate and other bonds and notes	-	-	-	2,798,439	2,798,439
Registered investment companies	-	-	-	399,643	399,643
Futures	-	-	-	990	990
Government securities	-	-	-	4,311,266	4,311,266
Wrapper contracts	-	-	-	3,128	3,128
Group Trust investments at fair value	1,707,347	2,181,506	470,675	7,525,921	11,885,449
Unsettled trades and other	3,942	(1,479)	1,238	(204,229)	(200,528)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(447,676)	(447,676)
Group Trust net assets	$1,711,289	$2,180,027	$471,913	$6,874,016	$11,237,245
AT&T Master Trust's percentage ownership interest of investments	100.0%	100.0%	100.0%	89.3%	93.4%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2011.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$2,824	$-	$2,824
Common/collective trust funds	-	420,247	166,567	-	586,814
103-12 investment entities	-	-	102,904	-	102,904
Equities - common stock	-	1,535,614	151,924	-	1,687,538
Equities - preferred stock	-	-	2,179	-	2,179
Publicly traded partnerships	-	4,378	-	-	4,378
Registered investment companies	1,405,006	43,068	1,956	547	1,450,577
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	6,222	6,222
Synthetic GICs:
Interest bearing cash	-	-	-	58	58
Corporate and other bonds and notes	-	-	-	2,641,392	2,641,392
Registered investment companies	-	-	-	819,425	819,425
Futures	-	-	-	(383)	(383)
Government securities	-	-	-	4,019,599	4,019,599
Wrapper contracts	-	-	-	2,252	2,252
Group Trust investments at fair value	1,405,006	2,003,307	428,354	7,489,112	11,325,779
Unsettled trades and other	3,942	(2,022)	793	(175,832)	(173,119)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(383,199)	(383,199)
Group Trust net assets	$1,408,948	$2,001,285	$429,147	$6,930,081	$10,769,461
AT&T Master Trust's percentage ownership interest of investments	98.7%	97.0%	98.2%	80.5%	86.7%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2012

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$49	$-	$49
Common/collective trust funds	-	(8,539)	55,406	-	46,867
103-12 investment entities	-	-	6,657	-	6,657
Equities	-	323,254	3,334	-	326,588
Publicly traded partnerships	-	608	-	-	608
Registered investment companies	56,636	-	-	-	56,636
Total net appreciation/ (depreciation) in fair value of Group Trust Investments	$56,636	$315,323	$65,446	$-	$437,405

Investment income:
Interest	$-	$238	$1,558	$204,567	$206,363
Dividends	79,830	25,695	5,463	-	110,988
Total investment income of Group Trust Investments	$79,830	$25,933	$7,021	$204,567	$317,351

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2012:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$2,690	$-	$-	$2,690
U.S. equity securities:
U.S. common stock:
Large cap	890,447	-	-	890,447
Small cap	508,479	-	-	508,479
Common stock – registered investment companies	49,159	-	-	49,159
Common/collective trusts1	-	562,518	-	562,518
International equity securities:
Common stock	348,585	-	-	348,585
Common stock – registered investment companies	2,183	-	-	2,183
Common/collective trusts2	-	190,234	-	190,234
Preferred stock	1,458	-	-	1,458
103-12 investment entities3	-	96,428	-	96,428
Fixed income securities:
Blackrock mutual fund	209,063	-	-	209,063
WAMCO mutual fund	648,541	-	-	648,541
PIMCO total return mutual fund	849,743	-	-	849,743
Stable Value Fund:
Common stock – registered investment companies	547	-	-	547
Synthetic GICs:
Interest bearing cash	-	11,908	-	11,908
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,339,901	-	1,339,901
International corporate bonds and notes	-	581,476	-	581,476
Asset-backed securities	-	484,885	-	484,885
Collateralized mortgage obligations	-	26,395	-	26,395
Commercial mortgage-backed securities	-	365,782	-	365,782
Short term investment funds - registered investment companies	399,643	-	-	399,643
Futures	990	-	-	990
Government securities:
U.S. government4	81,681	4,179,506	-	4,261,187
Municipals	-	15,433	-	15,433
Non U.S. government	4,650	29,996	-	34,646
Wrapper contracts	-	3,128	-	3,128
Total assets and liabilities at fair value	$3,997,859	$7,887,590	$-	$11,885,449

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2011:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$2,824	$-	$-	$2,824
U.S. equity securities:
U.S. common stock:
Large cap	894,512	-	-	894,512
Small cap	480,383	-	-	480,383
Common stock – registered investment companies	43,068	-	-	43,068
Common/collective trusts1	-	420,247	-	420,247
Publicly traded partnerships	4,378	-	-	4,378
International equity securities:
Common stock	312,643	-	-	312,643
Common stock – registered investment companies	1,956	-	-	1,956
Common/collective trusts2	-	166,567	-	166,567
Preferred stock	2,179	-	-	2,179
103-12 investment entities3	-	102,904	-	102,904
Fixed income securities:
Blackrock mutual fund	194,220	-	-	194,220
WAMCO mutual fund	533,376	-	-	533,376
PIMCO total return mutual fund	677,410	-	-	677,410
Stable Value Fund:
Common stock – registered investment companies	547	189	-	736
Guaranteed investment contracts	-	6,222	-	6,222
Synthetic GICs:
Interest bearing cash	-	58	-	58
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,355,424	-	1,355,424
International corporate bonds and notes	-	524,632	-	524,632
Asset-backed securities	-	361,303	-	361,303
Collateralized mortgage obligations	-	42,928	-	42,928
Commercial mortgage-backed securities	-	357,105	-	357,105
Short term investment funds - registered investment companies	819,236	-	-	819,236
Futures	(383)	-	-	(383)
Government securities:
U.S. government4	171,066	3,804,094	-	3,975,160
Municipals	-	31,467	-	31,467
Non U.S. government	-	12,972	-	12,972
Wrapper contracts	-	2,252	-	2,252
Total assets and liabilities at fair value	$4,137,415	$7,188,364	$-	$11,325,779

Notes to Financial Statements (Continued)
(Dollars in Thousands)

1
The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the Russell 3000 Index, high-quality and cost-effective index-based solutions to institutional investors and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

2
The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index U.S. index. The five common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. All but one of these funds are invested in developed countries (i.e., developed:  Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

3
This is an equity commingled fund that invests primarily in publicly traded non-U.S. securities. The fair value of the investment in this category has been estimated using the net asset value per share. The fund is selected by AT&T, and AT&T determines the timing and amount of contributions/redemptions. Redemptions occur at net asset value. This is an open ended fund with no fund maturity date.

4	Average duration of U.S. government securities is approximately 3 years.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Plan Master Trust to the extent of the Plans’ ownership in the AT&T Master Trust.

Year Ended
December 31, 2012
Futures contracts	$(1,140)
Forward foreign currency exchange rate contracts	$3,474

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2012 and 2011 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans’ ownership in the AT&T Master Trust.

At December 31, 2012, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(187)	3/2013	$(27,583)	$225
U.S. Treasury Bond Future	(21)	3/2013	(3,097)	34
U.S. Treasury Bond Future	(5)	3/2013	(737)	10
U.S. 10-Year Treasury Note Future	(188)	3/2013	(24,963)	73
U.S. 10-Year Treasury Note Future	(160)	3/2013	(21,245)	(145)
U.S. 10-Year Treasury Note Future	(29)	3/2013	(3,851)	(10)
U.S. 10-Year Treasury Note Future	269	3/2013	35,718	(231)
U.S. 5-Year Treasury Note Future	9	3/2013	1,120	-
U.S. 5-Year Treasury Note Future	32	3/2013	3,981	(1)
U.S. 5-Year Treasury Note Future	41	3/2013	5,101	2
U.S. 2-Year Treasury Note Future	18	3/2013	3,968	1
U.S. 2-Year Treasury Note Future	54	3/2013	11,905	3
U.S. 2-Year Treasury Note Future	145	3/2013	31,968	4
U.S. 2-Year Treasury Note Future	448	3/2013	98,770	56
U.S. Ultra Bond Future	(213)	3/2013	(34,632)	612
U.S. Ultra Bond Future	(124)	3/2013	(20,162)	366
U.S. Ultra Bond Future	6	3/2013	976	(9)
Total			$57,237	$990

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2011, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(255)	3/2012	$(36,927)	$(552)
U.S. Treasury Bond Future	(15)	3/2012	(2,172)	(22)
U.S. Treasury Bond Future	(10)	3/2012	(1,448)	(35)
U.S. 10-Year Treasury Note Future	180	3/2012	23,603	317
U.S. 5-Year Treasury Note Future	107	3/2012	13,189	8
U.S. 2-Year Treasury Note Future	191	3/2012	42,124	25
U.S. 2-Year Treasury Note Future	700	3/2012	154,383	98
U.S. Ultra Bond Future	(132)	3/2012	(21,145)	(138)
U.S. Ultra Bond Future	(18)	3/2012	(2,883)	(84)
Total			$168,724	$(383)

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans’ ownership in the AT&T Master Trust.

As of December 31, 2012 and 2011, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2012	2011	2012	2011
Derivative assets	$2,007	$14,504	$-	$7
Derivative liabilities	$2,007	$14,504	$(24)	$(68)

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2012 include registered investment contracts and Synthetic GICs. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2012, the underlying net assets in the Stable Value Fund allocated to the AT&T Master Trust had a fair value of $6,534,307 and a contract value of $6,134,745. At December 31, 2011, the underlying net assets in the Stable Value Fund allocated to the AT&T Master Trust had a fair value of $5,886,018 and a contract value of $5,577,581. For the years ended December 31, 2012 and 2011, the average yield earned on these contracts was 1.01% and 1.50%, and the average yield earned by the AT&T Master Trust and the Plans, adjusted to reflect actual interest rate credited to participants, was 2.75% and 2.95%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2012 or 2011.

Traditional Guaranteed Investment Contracts (“Traditional GICs” also known as “General Account GICs”) are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $3,128 and $2,252 at December 31, 2012 and 2011.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments, and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund. Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plans’ statement of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and the amount allocated to the AT&T Master Trust totaled $(399,562) at December 31, 2012 and $(308,437) at December 31, 2011. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Investment Risk
Investments held by the Group Trust and the AT&T Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. RELATED PARTY TRANSACTIONS

The assets of the Plans are invested in AT&T stock either through the Group Trust or AT&T Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The ARSP has received a determination letter from the IRS dated August 6, 2002, stating that the ARSP is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the ARSP was amended. Once qualified, the ARSP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the ARSP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the ARSP was filed with the IRS for a new favorable determination letter on February 2, 2009 pursuant to, and as a part of, the IRS determination letter filing program (Cycle C) and that request is still pending.

The ARSP-PR has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) dated December 1, 2010, stating that the ARSP-PR is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Code (the PRIRC-94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011 by the Puerto Rico Internal Revenue Code of 2010 (the Puerto Rico Code), and the retirement plan rules are now enacted as Puerto Rico Code Section 1081.01. Subsequent to this determination by the Treasury, the ARSP-PR was amended. Once qualified, the ARSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the ARSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans’ administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plans administrator believes they are no longer subject to income tax examinations for years prior to 2009.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2012:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$26,164,193	$63,113
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	398,763	799
Distributions payable to participants	(4,991)	(4)
Net Assets Available for Benefits per the Form 5500	$26,557,965	$63,908

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2011:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$22,721,029	$52,266
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	307,789	648
Distributions payable to participants	(2,644)	(1)
Net Assets Available for Benefits per the Form 5500	$23,026,174	$52,913

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2012:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Distributions to participants per the financial statements	$1,627,190	$2,909
Distributions payable to participants at December 31, 2012	4,991	4
Distributions payable to participants at December 31, 2011	(2,644)	(1)
Distributions to participants per the Form 5500	$1,629,537	$2,912

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total additions per the financial statements	$4,253,539	$12,963
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	398,763	799
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(307,789)	(648)
Total income per the Form 5500	$4,344,513	$13,114

SCHEDULE H, LINE 4(a) – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For Year Ended December 31, 2012
(Dollars in Thousands)

AT&T RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 004

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late participant Loan Repayments X	Contributions Not Corrected	Contributions Corrected Outside VFCP (1)	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002-51
$2,167	$-	$2,167	$-	$-

(1)
Represents delinquent participant contributions and loan repayments from the last pay period of 2011 to be credited no later than the first business day of 2012. The Company transmitted lost earnings to the Plan during 2012 and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, no later than July 31, 2013.

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

AT&T RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 009

Identity of Issue		Description of Investment	Current Value

Loan Fund
*	Loans to Plan Participants	3.25% -12%	$621,890

	TOTAL		$621,890
*	Party-in-Interest.

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 011

Identity of Issue		Description of Investment	Current Value

Loan Fund
*	Loans to Plan Participants	3.25% - 9.25%	$6,210

	TOTAL		$6,210
*	Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Puerto Rico Retirement Savings Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plans

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 20, 2013

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm